UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                               (AMENDMENT NO. 10)

                    Under the Securities Exchange Act of 1934

                              MYMETICS CORPORATION
                                (Name of Issuer)

                          Common Stock, $0.01 Par Value
                         (Title of Class of Securities)

                                   693286 10 6
                                 (CUSIP Number)

                                Michael J. Smith
                        17 Dame Street, Dublin 2, Ireland
                           Telephone  (3531) 679 1688
     (Name, Address and Telephone Number of Person Authorized to Receive Notices
                                  and  Communications)

                                December 21, 2001
         (Date  of  Event  Which  Requires  Filing  of  this  Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

CUSIP  No.       693286  10  6
               --------------------------

1)     Names  of  Reporting  Persons/I.R.S. Identification Nos. of Above Persons

          MFC  BANCORP  LTD.
       -------------------------------------------------------------------------

2)     Check  the  Appropriate  Box  if  a  Member  of  a  Group

       (a)     [   ]
       (b)     [ X ]

3)     SEC  Use  Only
                       ---------------------------------------------------------

4)     Source  of  Funds       WC,  OO  AND  AF
                             ---------------------------------------------------

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

       -------------------------------------------------------------------------

6)     Citizenship  or  Place  of  Organization       YUKON  TERRITORY,  CANADA
                                                    ----------------------------

       Number  of               (7)  Sole  Voting  Power     0
       Shares  Bene-                                       ---------------------
       ficially                 (8)  Shared  Voting  Power      5,089,066
       Owned  by                                             -------------------
       Each  Reporting          (9)  Sole  Dispositive  Power          0
       Person                                                   ----------------
       With                     (10) Shared  Dispositive  Power     5,089,066
                                                                  --------------

11)    Aggregate  Amount Beneficially Owned by Each Reporting Person   5,089,066
                                                                      ----------

12)    Check  if  the  Aggregate  Amount  in  Row  (11) Excludes Certain Shares

       -------------------------------------------------------------------------

13)    Percent  of  Class  Represented  by  Amount  in  Row  (11)     9.98%
                                                                    ------------

14)    Type  of  Reporting  Person               CO
                                      ------------------------------------------

CUSIP  No.     693286  10  6
               -------------

1)     Names  of  Reporting  Persons/I.R.S. Identification Nos. of Above Persons

          MFC  MERCHANT  BANK  S.A.
       -------------------------------------------------------------------------

2)     Check  the  Appropriate  Box  if  a  Member  of  a  Group

       (a)     [   ]
       (b)     [ X ]

3)     SEC  Use  Only
                        --------------------------------------------------------

4)     Source  of  Funds      WC  AND  OO
                           -----------------------------------------------------

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

       -------------------------------------------------------------------------

6)     Citizenship  or  Place  of  Organization     SWITZERLAND
                                                  ------------------------------

       Number  of               (7)  Sole  Voting  Power     0
       Shares  Bene-                                       ---------------------
       ficially                 (8)  Shared  Voting  Power     5,089,066
       Owned  by                                             -------------------
       Each  Reporting          (9)  Sole  Dispositive  Power          0
       Person                                                   ----------------
       With                     (10) Shared  Dispositive  Power     5,089,066
                                                                  --------------

11)    Aggregate Amount Beneficially Owned by Each Reporting Person   5,089,066
                                                                     -----------

12)    Check  if  the  Aggregate  Amount  in  Row  (11) Excludes Certain Shares

       -------------------------------------------------------------------------

13)    Percent  of  Class  Represented  by  Amount  in  Row  (11)      9.98%
                                                                     -----------

14)    Type  of  Reporting  Person       CO
                                     -------------------------------------------

CUSIP  No.     693286  10  6
               -------------

1)     Names  of  Reporting  Persons/I.R.S. Identification Nos. of Above Persons

          SUTTON  PARK  INTERNATIONAL  LTD.
       -------------------------------------------------------------------------

2)     Check  the  Appropriate  Box  if  a  Member  of  a  Group

       (a)     [   ]
       (b)     [ X ]

3)     SEC  Use  Only
                        --------------------------------------------------------

4)     Source  of  Funds     WC  AND OO
                           -----------------------------------------------------

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

       -------------------------------------------------------------------------

6)     Citizenship  or  Place  of  Organization     BRITISH  VIRGIN  ISLANDS
                                                  ------------------------------

       Number  of               (7)  Sole  Voting  Power     0
       Shares  Bene-                                      ----------------------
       ficially                 (8)  Shared  Voting  Power     0
       Owned  by                                            --------------------
       Each  Reporting          (9)  Sole  Dispositive  Power     0
       Person                                                  -----------------
       With                     (10) Shared  Dispositive  Power    0
                                                                 ---------------

11)    Aggregate Amount Beneficially Owned by Each Reporting Person     0
                                                                     -----------

12)    Check  if  the  Aggregate  Amount  in  Row  (11) Excludes Certain Shares

       -------------------------------------------------------------------------

13)    Percent  of  Class  Represented  by  Amount  in  Row  (11)     0%
                                                                    ------------

14)     Type  of  Reporting  Person      CO
                                      ------------------------------------------

This  Schedule  13D/A  -  Amendment  No.  10 (the "Amendment No. 10") amends the
Schedule 13D/A of MFC Bancorp Ltd. ("MFC") dated June 20, 2001, the Schedule 13D/A of MFC Merchant Bank S.A. ("Merchant Bank") dated June 20, 2001 and the
Schedule 13D/A of Sutton Park International Ltd. ("Sutton Park") dated June 20, 2001 (collectively, the "Prior Filings") and is filed to report a change in the beneficial ownership of securities of Mymetics Corporation ("Mymetics").

ITEM  1.     SECURITY  AND  ISSUER.

This statement relates to the shares of common stock with a $0.01 par value each of Mymetics, a Delaware corporation, having its principal executive offices at 50-52 AV du Chanoine Cartellier, 69230 Saint-Genis Laval, France.

ITEM  2.     IDENTITY  AND  BACKGROUND.

This statement is filed on behalf of MFC, Merchant Bank and Sutton Park. MFC operates in the financial services business and has an office address at 17 Dame Street, Dublin 2, Ireland. Merchant Bank is a wholly-owned subsidiary of MFC that operates in the banking and financial services business and has an office address at 6, Cours de Rive, Geneva 3, Switzerland 1211. Sutton Park is a wholly-owned subsidiary of MFC that operates in the merchant banking business and has a registered office at P.O. Box 146, Road Town, Tortola, British Virgin Islands. See Item 6 on pages 2, 3 and 4 of this Amendment No. 10 for the jurisdictions of organization of MFC, Merchant Bank and Sutton Park, respectively.

The executive officers and directors of MFC, Merchant Bank and Sutton Park remain unchanged since the Prior Filings except that Julius Mallin is no longer a director of MFC.

During the last five years, MFC, Merchant Bank and Sutton Park have not been, nor to the knowledge of MFC, Merchant Bank and Sutton Park, have any of their officers or directors been, convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor have they been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

MFC, Merchant Bank and Sutton Park have executed a joint filing agreement consenting to the joint filing of this Amendment No. 10. Such agreement is filed as Exhibit 1 to this Amendment No. 10 and is incorporated herein by reference.

ITEM  3.     SOURCE  AND  AMOUNT  OF  FUNDS  OR  OTHER  CONSIDERATION.

On December 27, 2001, Merchant Bank exercised 3,250,000 share purchase warrants at an exercise price of euro 0.29 each to acquire 3,250,000 shares of common stock of Mymetics. The exercise price was paid from working capital. Merchant Bank also acquired 26,775 share purchase warrants with an exercise price of euro 0.29 each to acquire a like amount of common stock of Mymetics.

Effective October 12, 2001, MFC acquired, through subsidiaries, 53% of the common stock of Pine Resources Corporation ("Pine"). As at October 12, 2001, Pine owned 1,671,267 shares of common stock of Mymetics.

On October 19, 2001, Sutton Park purchased 160,000 shares of common stock of Mymetics for $2.50 per share which was paid for from working capital. On November 14, 2001, Sutton Park transferred 400,000 shares of common stock of Mymetics to CVD Financial Corporation ("CVD"), an indirect subsidiary of MFC, at a price of $2.15 per share.

On December 20, 2001, MFC purchased 16,208 shares of Mymetics common stock for a price of $2.50 per share. On December 21, 2001, MFC acquired an aggregate of 5,798,647 shares of common stock of Mymetics at a price of $2.50 per share, which was paid from working capital, from its subsidiaries in the following amounts: 400,000 shares from CVD, 2,757,060 shares from Sutton Park, 1,671,267 shares from Pine and 970,320 shares from Merchant Bank. Also on December 21, 2001, MFC received from Merchant Bank a dividend in kind comprised of 3,201,438 shares of common stock of Mymetics.

On December 17, 2001, MFC declared a dividend in kind (the "Special Dividend") to its shareholders consisting of 9,016,293 shares of common stock of Mymetics. The Special Dividend will be distributed pro rata among the shareholders of MFC on the basis of 0.6 common shares of Mymetics for each common share of MFC held by its shareholders. Fractional interests will be rounded off. The record date for the Special Dividend is December 31, 2001 and the ex-dividend date and payment date will be the day after all conditions to the distribution of the Special Dividend have been satisfied which conditions include obtaining certain regulatory approvals and receipts. On December 21, 2001, MFC caused the shares consisting of the Special Dividend to be transferred to a special purpose trust to be held by trustees for distribution to MFC's shareholders pursuant to a trust settlement (the "Trust Settlement").

On December 31, 2001, Merchant Bank surrendered 800,000 share purchase warrants, representing rights to acquire 800,000 shares of common stock of Mymetics, to the treasury of Mymetics for cancellation.

ITEM  4.     PURPOSE  OF  TRANSACTION.

MFC acquired the shares of common stock of Mymetics from Sutton Park, Pine, Merchant Bank, CVD and in the market in order to effect the Special Dividend to MFC's shareholders.

Merchant Bank acquired the shares of common stock of Mymetics upon the exercise of the 3,250,000 share purchase warrants for investment purposes. MFC, Merchant Bank and Sutton Park reserve the right to make additional purchases of shares of common stock of Mymetics on the open market, in private transactions and from treasury. Except as otherwise disclosed, neither MFC, Merchant Bank and Sutton Park, nor, to the knowledge of MFC, Merchant Bank and Sutton Park, any of their directors or executive officers, have any present intention or understandings to effect any of the transactions listed in Item 4(a)-(j) of Regulation 13D.

ITEM  5.     INTEREST  IN  SECURITIES  OF  THE  ISSUER.

Merchant Bank directly beneficially owns 3,383,333 shares of common stock of Mymetics and share purchase warrants entitling it to acquire an additional 1,705,733 shares of common stock of Mymetics. Merchant Bank shares voting and dispositive power over these securities with MFC. These securities represent in aggregate approximately 9.98% of the outstanding common stock of Mymetics on a diluted basis.

Sutton  Park  directly  beneficially owns no shares of common stock of Mymetics.

MFC indirectly beneficially owns, through Merchant Bank, 3,383,333 shares of common stock of Mymetics and share purchase warrants entitling it to acquire an additional 1,705,733 shares of common stock of Mymetics. MFC shares voting and dispositive power over these securities with Merchant Bank. These securities represent in aggregate approximately 9.98% of the outstanding common stock of Mymetics on a diluted basis.

To the knowledge of MFC, Merchant Bank and Sutton Park, none of their directors or executive officers have the power to vote or dispose of the shares of common stock of Mymetics, nor did MFC, Merchant Bank, Sutton Park, or their directors and executive officers effect any transactions in such shares during the past 60 days, except as otherwise disclosed.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

MFC transferred its shares of common stock of Mymetics making up the Special Dividend to a trust to be held by trustees for distribution to MFC's shareholders pursuant to the Trust Settlement. The Trust Settlement is filed as
Exhibit  2  to  this  Amendment  No. 10 and is incorporated herein by reference.

ITEM  7.     MATERIAL  TO  BE  FILED  AS  EXHIBITS.




Exhibit Number             Description
--------------             -----------
     1                     Joint Filing Agreement among MFC Bancorp Ltd.,
                           MFC Merchant Bank S.A. and Sutton Park International Ltd.
                           dated January 3, 2002.

     2                     Trust Settlement among MFC Bancorp Ltd., Michael J. Smith,
                           Sok Chu Kim and Oq-Hyun Chin dated December 21, 2001.



                                    SIGNATURE
                                    ---------

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                 January 3, 2002
                           -----------------------------
                                      (Date)

                                  MFC BANCORP LTD.

                            By:  /s/ Michael J. Smith
                           -----------------------------
                                   (Signature)

                           Michael J. Smith, President
                           -----------------------------
                                 (Name and Title)


                                 January 3, 2002
                           -----------------------------
                                      (Date)

                              MFC MERCHANT BANK S.A.

                            By:  /s/ Claudio Morandi
                           -----------------------------
                                   (Signature)

                           Claudio Morandi, President
                           -----------------------------
                                  (Name and Title)

                            By:  /s/ Peter Hediger
                           -----------------------------
                                   (Signature)

                           Peter Hediger, Vice President
                           -----------------------------
                                  (Name and Title)

                                 January 3, 2002
                           ------------------------------
                                       (Date)

                           SUTTON PARK INTERNATIONAL LTD.

                            By:  /s/ Michael J. Smith
                           ------------------------------
                                   (Signature)

                             Michael J. Smith, Director
                           ------------------------------
                                  (Name and Title)

                                  EXHIBIT INDEX




Exhibit Number        Description
--------------        -----------
     1                Joint Filing Agreement among MFC Bancorp Ltd.,
                      MFC Merchant Bank S.A. and Sutton Park International Ltd.
                      dated January 3, 2002.

     2                Trust Settlement among MFC Bancorp Ltd., Michael J. Smith,
                      Sok Chu Kim and Oq-Hyun Chin dated December 21, 2001.

